UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number:  001-40931

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Stronghold Digital Mining, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

595 Madison Avenue, 28th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Stronghold Digital Mining, Inc. (“Stronghold”) had completed its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) and uploaded the document with its third party printer service (the “Printer”) to file the 2022 10-K with the Securities and Exchange Commission (the “SEC”) prior to the submission deadline on March 31, 2023. Stronghold had previously conducted a test filing without issue. Due to unforeseen technical problems arising at the Printer, the 2022 10-K could not be filed with the SEC by the 5:30 P.M. EDT submission deadline without unreasonable effort or expense to Stronghold. Stronghold filed the 2022 10-K shortly after the submission deadline and such filing was accepted at 6:05 P.M. EDT on March 31, 2023.  Further, Stronghold has submitted a request for adjustment to the filing date due to technical difficulties beyond its control pursuant to §232.13.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew J. Smith	(845)	579-5992
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue increased $75.1 million for the twelve months ended December 31, 2022, as compared to the same period in 2021, primarily due to a $46.3 million increase in cryptocurrency mining revenue from deploying additional miners, and a $29.3 million increase in energy revenue driven by higher prevailing market rates per megawatt (“MW”) and higher MW generation as a result of the November 2021 acquisition of the Panther Creek plant. Capacity revenue also increased $1.2 million due to this acquisition.

Total operating expenses increased $200.4 million for the twelve months ended December 31, 2022, as compared to the same period in 2021, primarily driven by (1) a $41.5 million increase in operations and maintenance expense driven by major maintenance costs and labor at the Scrubgrass plant associated with increasing plant uptime, higher costs as a result of the acquisition of the Panther Creek plant, and the ramp up of cryptocurrency mining operations including higher lease expenses for its hosting services agreement, (2) a $40.7 million increase in impairment charge on miner assets attributable to the decline in the price of Bitcoin, (3) a $39.6 million increase in depreciation and amortization primarily from deploying additional miners and transformers, (4) a $29.5 million increase in general and administrative expenses due to legal and professional fees, insurance costs, and compensation as Stronghold continues to organize and scale operations, (5) a $15.6 million increase in fuel expenses driven by higher MW generation and increased fuel delivery costs from higher diesel prices, and a $17.3 million impairment on equipment deposits for MinerVa Semiconductor Corp. (“MinerVa”) miners. Impairments on digital currencies of $8.3 million were primarily attributed to the June decline in the price of Bitcoin. In March 2022 and December 2022, Stronghold evaluated the MinerVa equipment deposits for impairment and determined an impairment charge of $17.3 million based on lack of miner delivery per agreement and decline in fair value.

Total other income (expense) decreased $42.7 million for the twelve months ended December 31, 2022, as compared to the same period in 2021, primarily driven by (1) the strategic decision to sell approximately 26 thousand miners under an asset purchase agreement that resulted in a $40.5 million loss on debt extinguishment, (2) a $9.3 million increase in interest expense on additional financing agreements used to fund the growth of cryptocurrency operations, and (3) a $2.2 million decrease in the fair value of the convertible note. These decreases were partially offset by a $5.4 million change in fair value of warrant liabilities and a $3.6 million increase from a change in value of the forward sale derivative.

As of December 31, 2022, and March 28, 2023, Stronghold had approximately $13.4 million and $8.8 million, respectively, of cash, cash equivalents and Bitcoin on its balance sheet, which included 6 Bitcoin and 39 Bitcoin, respectively.

Stronghold Digital Mining, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2023	STRONGHOLD DIGITAL MINING, INC.
	By:	/s/ Matthew J. Smith
	Name:	Matthew J. Smith
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).